Exhibit 3.1

ARTICLES OF AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

OF

SUNTRUST BANKS, INC.

1)

The name of the corporation is SunTrust Banks, Inc. (the “Corporation”). The Corporation is organized under the laws of the State of Georgia.

2)

Pursuant to Section 14-2-602 of the Georgia Business Corporation Code, as amended, these Articles of Amendment (the “Amendment”) amend the Corporation’s Restated Articles of Incorporation, as amended (the “Articles of Incorporation”).

3)

The Amendment is to add the following as a new Article 5(j) of the Articles of Incorporation, to set forth the terms, limitations and relative rights, as determined by the Board of Directors of the Corporation, of a series of the Corporation’s Preferred Stock.

(i) Series H Preferred Stock. There shall be a series of the Preferred Stock with the following terms, preferences, limitations, and relative rights, in addition to those otherwise expressed in these Articles of Incorporation or any amendment thereto.

(i) Designation. The distinctive designation of such series is “Perpetual Preferred Stock, Series H” (“Series H Preferred Stock”).

(ii) Number of Shares. The total authorized number of shares of Series H Preferred Stock shall be 5,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock that have not been designated as another series of Preferred Stock) or decreased (but not below the number of shares of Series H Preferred Stock then outstanding) by the Board of Directors.

(iii) Definitions. As used herein with respect to the Series H Preferred Stock:

“Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the Corporation as that term is defined in Section 3(q) of the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1813(q)), or any successor provision.

“Business Day” means any weekday that is not a legal holiday in New York, New York and is not a day on which banking institutions in New York, New York are authorized or obligated by law, regulation or executive order to close.

“Calculation Agent” means such bank or other entity (which may be the Corporation or an affiliate of the Corporation) as may be appointed by the Corporation to act as calculation agent for the Series H Preferred Stock during the Floating Rate Period (including any successor to such bank or other entity).

“Dividend Determination Date” means the second London Banking Day prior to the beginning of the Dividend Period.

“Dividend Parity Stock” has the meaning assigned to such term in Section (iv)A(4)(b).

“Dividend Payment Date” has the meaning assigned to such term in Section (iv)A(1).

“Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date (except that the first Dividend Period for the initial issuance of 5,000 Shares of Series H Preferred Stock shall commence upon (and include) the Issue Date).

“Fixed Rate Period” means each Dividend Period from the Issue Date to, but excluding, December 15, 2027.

“Floating Rate Period” means each Dividend Period from December 15, 2027 to, and including, the redemption date of the Series H Preferred Stock, if any.

“Issue Date” means the initial date of delivery of shares of Series H Preferred Stock.

“Junior Stock” means the Common Stock and any other class or series of stock of the Corporation hereafter authorized over which Series H Preferred Stock has preference in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Liquidation Event” has the meaning assigned to such term in Section (vi)(A).

“London Banking Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Person” means any individual, corporation, partnership, joint venture, trust, limited liability company or corporation, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock Directors” has the meaning assigned to such term in Section (vii)B(1).

“Regulatory Capital Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, clarification of, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series H Preferred Stock, (ii) any proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of the Series H Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series H Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation preference amount of $100,000 per share of the Series H Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital rules of the Appropriate Federal Banking Agency as then in effect and applicable, for so long as any share of the Series H Preferred Stock is outstanding.

“Three Month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant Dividend Determination Date, provided that:

(i) If no offered rate appears on Reuters screen page “LIBOR01” on the relevant Dividend Determination Date at approximately 11:00 a.m., London time, then the Calculation Agent, after consultation with the Corporation, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, Three Month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided.

(ii) Otherwise, the Calculation Agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the Dividend Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable Dividend Period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, Three Month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided.

(iii) Otherwise, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such sources as it deems reasonable from which to estimate Three Month LIBOR or any of the foregoing lending rates, shall determine Three Month LIBOR for the relevant Dividend Period in its sole discretion.

Notwithstanding the foregoing clauses (i), (ii) and (iii):

(a) If the Calculation Agent determines on the relevant Dividend Determination Date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Calculation Agent determines there is an industry-accepted successor base rate, then the Calculation Agent shall use such successor base rate; and

(b) If the Calculation Agent has determined a substitute or successor base rate in accordance with foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of Business Day, the Dividend Determination Date and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The establishment of Three Month LIBOR for each Dividend Period by the Calculation Agent shall (in the absence of manifest error) be final and binding.

“Voting Parity Stock” has the meaning assigned to such term in Section (vii)B(1).

(iv) Dividends.

A. General.

(1) Dividend Payment Dates, Dividend Rate, Etc. Holders of Series H Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, or a duly authorized committee of the Board of Directors, but only out of funds legally available therefor, cash dividends at a rate equal to (a) 5.125% per annum for each Fixed Rate Period and (b) Three Month LIBOR plus a spread of 2.786% per annum, for each Floating Rate Period, in each case computed in accordance with Section (iv)A(3) and payable (x) during the Fixed Rate Period, semi-annually, in arrears on June 15 and December 15 of each year, beginning on June 15, 2018 and ending on December 15, 2027 and (y) during the Floating Rate Period, quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year beginning on March 15, 2028 (each such date pursuant to clause (x) or clause (y), subject to adjustment as provided below, a “Dividend Payment Date”), to holders of record on the respective date fixed for that purpose by the Board of Directors or such committee in advance of payment of each particular dividend.

(2) Business Day Convention. If a day on or before December 15, 2027 that would otherwise be a Dividend Payment Date is not a Business Day, then such date will nevertheless be a Dividend Payment Date but dividends on the Series H Preferred Stock, when, as and if declared, will be paid on the next succeeding Business Day (without adjustment in the amount of the dividend per share of the Series H Preferred Stock). If a day after December 15, 2027 that would otherwise be a Dividend Payment Date is not a Business Day, then the next succeeding Business Day will be the applicable Dividend Payment Date and dividends on the Series H Preferred Stock, when, as and if declared, will be paid on such next succeeding Business Day.

(3) Dividend Computation. The amount of the dividend computed per share of Series H Preferred Stock for the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of the dividend computed per share of Series H Preferred Stock for the Floating Rate Period will be computed based on the actual number of days in a dividend period and a 360-day year.

(4) Priority Regarding Dividends.

(a) So long as any of the shares of the Series H Preferred Stock is outstanding, (1) no dividends shall be paid or declared, in cash or otherwise, nor shall any other distribution be made, on the Common Stock or on any other Junior Stock (other than (a) dividends payable in Junior Stock, (b) cash in lieu of fractional shares in connection with any such dividend, or (c) dividends in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under such plan), (2) the Corporation shall not purchase, redeem or otherwise acquire for consideration any Junior Stock (other than (a) as a result of a reclassification of Junior Stock for or into other Junior Stock, (b) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (d) purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (e) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, (f) the purchase of Junior Stock by an investment banking subsidiary of the Corporation in connection with the distribution thereof, (g) the purchase of Junior Stock by any investment banking subsidiary of the Company in connection with market-making or other secondary market activities in the ordinary course of the business of such subsidiary, or (h) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged), and (3) the Corporation shall not purchase, redeem or otherwise acquire for consideration any Dividend Parity Stock other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series H Preferred Stock and such Dividend Parity Stock (except (a) as a result of a reclassification of Dividend Parity Stock for or into other Dividend Parity Stock, (b) the exchange or conversion of one share of Dividend Parity Stock for or into another share of Dividend Parity Stock, (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Dividend Parity Stock, (d) purchases, redemptions or other acquisitions of shares of Dividend Parity Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (e) purchases of shares of Dividend Parity Stock pursuant to a contractually binding requirement to buy Dividend Parity Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, (f) the purchase of Dividend Parity Stock by an investment banking subsidiary of the Corporation in connection with the distribution thereof, (g) the purchase of Dividend Parity Stock by any investment banking subsidiary of the Company in connection with market-making or other secondary market activities in the ordinary course of the business of such subsidiary, or (h) the purchase of fractional interests in shares of Dividend Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) unless, in each of case (1), (2) or (3), on the payment date for such dividend, purchase, redemption, or other acquisition, (a) the Corporation shall not be in default on its obligation to redeem any of the shares of its Series H Preferred Stock called for redemption and (b) dividends in an amount computed in accordance with Section (iv)A(3) for each share of Series H Preferred Stock as of the Dividend Payment Date for the then current Dividend Period have been paid or declared and funds set aside therefore.

(b) On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, on the Series H Preferred Stock and on any other class or series of Preferred Stock of the Corporation ranking on a parity with the Series H Preferred Stock as to payment of dividends (any such class or series being herein referred to as “Dividend Parity Stock”), all dividends paid or declared for payment on that Dividend Payment Date with respect to the Series H Preferred Stock and any Dividend Parity Stock shall be shared (1) first ratably by the holders of such shares, if any, who have the right to receive dividends with respect to dividend periods prior to the then current Dividend Period (which, to avoid doubt, shall not include the Series H Preferred Stock) but for which such dividends were not declared and paid, in proportion to the respective amounts of such undeclared or unpaid dividends relating to prior Dividend Periods, and (2) thereafter by the holders of shares of Series H Preferred Stock and Dividend Parity Stock on a pro rata basis.

(v) Redemption.

A. Redemption.

(1) Subject to the further terms and conditions provided herein, the Corporation, at the option of the Board of Directors or a duly authorized committee of the Board of Directors, may, upon notice given as provided in Section (v)B, redeem shares of the Series H Preferred Stock at the time outstanding (i) in whole or in part on any Dividend Payment Date on or after the December 15, 2027 Dividend Payment Date or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event.

(2) The redemption price per share of Series H Preferred Stock shall be cash in an amount equal to $100,000 plus an amount equal to any declared and unpaid dividends.

(4) The Series H Preferred Stock will not be subject to any sinking fund or other obligation of the Corporation to redeem, repurchase or retire the Shares.

B. Notice of Redemption. Notice of every redemption of shares of Series H Preferred Stock shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, and failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series H Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series H Preferred Stock. Notwithstanding the foregoing, if the Series H Preferred Stock or any depositary shares representing interests in the Series H Preferred Stock are issued in book-entry form through The Depositary Trust Company or any other similar facility, notice of redemption may be given to the holders of Series H Preferred Stock at such time and in any manner permitted by such facility. Each notice shall state (i) the redemption date; (ii) the number of shares of Series H Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares to be redeemed from the holder; (iii) the redemption price; and (iv) the place or places where the shares of Series H Preferred Stock are to be redeemed.

C. Partial Redemption. In case of any redemption of only part of the shares of Series H Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as the Board of Directors or a duly authorized committee of the Board of Directors may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or such committee shall have full power and authority to prescribe the terms and conditions upon which shares of Series H Preferred Stock shall be redeemed from time to time.

D. Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

(vi) Liquidation Rights.

A. Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation (each a “Liquidation Event”), after payment or provision for payment of debts and other liabilities of the Corporation and before any distribution to the holders of shares of Common Stock or any other Junior Stock, the holders of Series H Preferred Stock shall be entitled to receive the following out of the net assets of the Corporation, for each share of Series H Preferred Stock: an amount equal to $100,000 plus an amount equal to any declared and unpaid dividends.

B. Partial Payment. If the assets of the Corporation are insufficient to permit the payment of the full preferential amounts payable in connection with a Liquidation Event to the holders of the Series H Preferred Stock and any other series of Preferred Stock ranking on a parity with the Series H Preferred Stock as to the distribution of assets upon a Liquidation Event, then the assets available for distribution to holders of shares of the Series H Preferred Stock and each such other series of Preferred Stock as to the distribution of assets upon liquidation shall be distributed ratably to the holders of shares of the Series H Preferred Stock and each such other series of Preferred Stock in proportion to the full preferential amounts payable on their respective shares upon the Liquidation Event.

C. Merger, Consolidation and Sale of Assets Not Liquidation. Neither the sale, conveyance, exchange or transfer of all or substantially all the property and assets of the Corporation, the consolidation or merger of the Corporation with or into any other corporation, nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section (vi).

(vii) Voting Rights.

A. General. The holders of Series H Preferred Stock shall not have any voting rights except as set forth in this Section (vii) or as otherwise required by law.

B. Right to Elect Two Directors Upon Non-Payment of Dividends.

(1) If and whenever dividends on Series H Preferred Stock and any other class or series of Preferred Stock of the Corporation ranking on a parity with Series H Preferred Stock as to payment of dividends and having voting rights equivalent to those provided in this Section (vii)B for the Series H Preferred Stock (any such class or series being herein referred to as “Voting Parity Stock”) have not been declared and paid in an aggregate amount, as to any such class or series, equal to at least six quarterly dividends (whether or not consecutive) computed in accordance with Section (iv)A(3) in the case of the Series H Preferred Stock, and computed in accordance with the terms thereof in the case of any Voting Parity Stock, the number of directors then constituting the Board of Directors shall be increased by two and the holders of Series H Preferred Stock, together with the holders of all other affected classes and series of Voting Parity Stock similarly entitled to vote for the election of a total of two additional directors, voting separately as a single class, shall be entitled to elect the two additional members of the Corporation’s Board of Directors (the “Preferred Stock Directors”) at any annual meeting of shareholders or any special meeting of the holders of Series H Preferred Stock and such Voting Parity Stock for which dividends have not been paid, called as hereinafter provided. The Board of Directors shall at no time have more than two Preferred Stock Directors.

(2) At any time after the voting power provided for in this Section (vii) shall have been vested in the holders of Series H Preferred Stock and any Voting Parity Stock, the Secretary of the Corporation may, and upon the written request of holders of record of at least 20% of the outstanding shares of Series H Preferred Stock and any class or series of Voting Parity Stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of shares of Series H Preferred Stock and such Voting Parity Stock having such voting rights, for the election of the Preferred Stock Directors, such call to be made by notice similar to that provided in the bylaws for a special meeting of the shareholders or as required by law. If any such special meeting so required to be called shall not be called by the Secretary within 20 days after receipt of any such request, then any holder of shares of Series H Preferred Stock may (at the Corporation’s expense) call such meeting, upon notice as herein provided, and for that purpose shall have access to the shareholder records of the Corporation. The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders if such office shall not have previously terminated as below provided. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by the Board of Directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining Preferred Stock Directors or, if no Preferred Stock Director remains in office, by the vote of the holders of record of a majority of the outstanding shares of Series H Preferred Stock and such Voting Parity Stock for which dividends have not been paid, voting as a single class.

(3) Whenever (i) all dividends on any cumulative Voting Parity Stock have been paid in full, (ii) full dividends computed in accordance with Section (iv)A(3) have been paid on the applicable Dividend Payment Dates on the Series H Preferred Stock for at least one year and (iii) full dividends on any non-cumulative Voting Parity Stock then outstanding have been paid in accordance with the terms thereof for at least one year, then the right of the holders of Series H Preferred Stock and such Voting Parity Stock to elect such Preferred Stock Directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), and the terms of office of all Preferred Stock Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall be reduced accordingly.

C. Other Voting Rights.

(1) So long as any shares of Series H Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the Series H Preferred Stock outstanding at the time (voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock of the Corporation ranking senior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock of the Corporation into any such shares, or (ii) amend, alter or repeal the provisions of these Articles of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any event set forth in clause (ii) above, so long as any shares of the Series H Preferred Stock remain outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the Series H Preferred Stock, in each case taking into account that upon the occurrence of an event the Corporation may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Stock or the holders thereof, and provided, further, that (i) any increase in the amount of the authorized Common Stock or Preferred Stock or the creation or issuance of any Junior Stock or Preferred Stock ranking on a parity with the Series H Preferred Stock with respect to payment of dividends or distribution of assets upon liquidation, dissolution or winding up, and (ii) any change to the number of directors or number of classes of directors, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(2) On any matter on which the holders of the Series H Preferred Stock shall be entitled to vote (as provided herein or by applicable law), including any action by written consent, each share of Series H Preferred Stock shall have one vote per share.

(3) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series H Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series H Preferred Stock to effect such redemption.

(viii) Other Rights. The shares of Series H Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Articles of Incorporation.

(c)

This Amendment was adopted on November 7, 2017.

(d)

This Amendment was duly adopted by the Pricing Committee of the Corporation’s Board of Directors without shareholder approval, as such approval was not required.

[Signature Page Follows]

IN WITNESS WHEREOF, SunTrust Banks, Inc. has caused these Articles of Amendment to be executed and sealed by its duly authorized officer on this 13th day of November, 2017.

SUNTRUST BANKS, INC.

By	/s/ Albert Kolesar
Name:	Albert Kolesar
Title:	Senior Vice President and Treasurer